Mail Stop 6010


      August 8, 2005

By U.S. Mail and Facsimile to (651) 636-8944

Mr. William J. Kullback
Chief Financial Officer and Treasurer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112


	RE: 	Intricon Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 001-05005


Dear Mr. Kullback:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 9A - Controls and Procedures, page 19

1. We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. Tell us and revise this section in future filings to describe the
specific actions that you have taken to correct the internal control
deficiencies previously noted.   You reference correction of
accounting for research and development expenses and the implementation new policies and procedures, but you do not tell investors what specific actions have been taken to remediate these deficiencies.

Exhibit 13 - Financial Statements

Consolidated Statements of Operations, page 20

3. We note that during fiscal 2004 you recorded a $3.1 million gain related to the disposal of the headquarters for your discontinued Heat Technology business as operating income. We also note the asset was classified as held for sale in your balance sheet prior to it being sold. Please tell us why this gain is properly presented within operating income and not within discontinued operations. We may have further comments after reviewing your response.

Note 1 - Summary of Significant Accounting Policies, page 25

Revenue Recognition, page 25

4. We note you "recognize revenue when products are shipped and the customers take ownership..." Describe to us and disclose in future filings the basis for revenue recognition at the time of shipment of products, including the shipping terms and whether there are any post shipment obligations, customer acceptance issues, warranty obligations or rights of return.

Note 4 - Acquisition, page 37

5. We note that you reacquired Selas Waermetechnik GmbH in the third
quarter of 2004.   We also note you sold the subsidiary during the
first quarter of 2005 as part of your Burners and Components business and have classified the segment as a discontinued operation in your financial statements. Please tell us how your accounting and presentation for the sale and reacquisition of Selas Waermetechnik GmbH complies with generally accepted accounting principles, including SFAS 141 and 144. Please also provide us with the following information in regards to this transaction:

* Tell us if this subsidiary`s assets and liabilities were included in your consolidated balance sheet prior to your reacquisition, and if so tell us the carrying value of such assets and liabilities;
* Tell us at what dates you performed your impairment analysis of the
Selas assets and provide us with calculations for any impairment charges you recorded. Also tell us if these impairment charges represented a full or partial write off of the Selas assets;
* Please tell us if you previously transferred these assets and liabilities to the French insolvency court and how such transfer was recorded. Also tell us how you accounted for your option to reacquire this subsidiary;
* Tell us the types of assets and liabilities you acquired and your basis for determining their fair values;
* Please cite any authoritative literature upon which you are relying to support your accounting and disclosures.

We may have further comments after reviewing your response.

Note 16 - Contingencies and Commitments, page 48

6. We note that you are the defendant in 123 asbestos related lawsuits at December 31, 2004. Please tell us and revise future filings to disclose the following concerning these contingencies:

* The total damages alleged at each balance sheet date;
* The total claims pending, filed, dismissed and settled at each balance sheet date;
* The average costs per settled claim.

For reference see SAB Topic 5:Y, and paragraphs 9 and 10 of SFAS
5.
Also, confirm, if true, that your SFAS 5 accrual assessments are done on a gross basis (before consideration of expected insurance proceeds, if any). If not the case, tell us how you have complied with the guidance at SFAS 5.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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Mr. William J. Kullback
Intricon Corporation
August 8, 2005
Page 5